ELECTRONIC DATA SYSTEMS CORPORATION

EDS PUERTO RICO SAVINGS PLAN

FORM 11-K

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

FILED PURSUANT TO
SECTION 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

             X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

            ___      TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES

                        EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11779

EDS PUERTO RICO SAVINGS PLAN

(Full title of the plan)

Electronic Data Systems Corporation

5400 Legacy Drive

Plano, Texas  75024-3105

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive offices)

Registrant's telephone number, including area code:   (972) 604-6000

            Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                                                                    Scot McDonald, Controller

                                                                                    Electronic Data Systems Corporation

                                                                                    5400 Legacy Drive

                                                                                    Plano, Texas  75024-3105

EDS PUERTO RICO SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBIT

Table of Contents

                                                                                                                                                      Page

(a)	FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
	Report of Independent Registered Public Accounting Firm	4
	Basic Financial Statements:
	Statements of Net Assets Available for Benefits - December 31, 2004 and 2003	5
	Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2004 and 2003	6
	Notes to Financial Statements	7
	Supplemental schedule:
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2004	15
	Other Schedules:
All other schedules required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable.

(b)	EXHIBIT
	Exhibit 23 - Consent of Independent Registered Public Accounting Firm	16

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDS PUERTO RICO SAVINGS PLAN

(Name of plan)

Electronic Data Systems Corporation

Plan Administrator

Date:     June 29, 2005                                                                 By: /S/ SCOT MCDONALD
                                                                                                          Scot McDonald, Controller

Report of Independent Registered Public Accounting Firm

The Trustee

EDS Puerto Rico Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
June 27, 2005

EDS PUERTO RICO SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments (notes 5 and 9):
Plan interest in EDS Defined Contribution Plans Master Trust (note 4)	$ 661,328	986,900
Loan Fund	3,918	5,084
Total investments	665,246	991,984
Refunds payable (note 2)	--	(16,298)
Net assets available for benefits	$ 665,246	975,686

See accompanying notes to financial statements.

EDS PUERTO RICO SAVINGS PLAN
 Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Plan interest in EDS Defined Contribution Plans Master Trust investment income (note 4)	$ 45,508	123,683
Interest from participant loans	1,365	1,365
Net investment income	46,873	125,048

Employee contributions	35,194	86,335
Employer contributions	26,867	17,852
Net assets transferred from other plans	9,381	--
Net additions	118,315	229,235
Deductions from net assets attributed to:
Benefits paid and withdrawals	(427,577)	(377,304)
Administrative expenses	(1,178)	(1,794)
Net decrease	(310,440)	(149,863)
Net assets available for benefits, beginning of year	975,686	1,125,549
Net assets available for benefits, end of year	$ 665,246	975,686

See accompanying notes to financial statements.

EDS PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan

The EDS Puerto Rico Savings Plan (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms the Company and Employer refer to EDS International Corporation, a wholly owned subsidiary of Electronic Data Systems Corporation (EDS). The Benefits Administration Committee of EDS is the Plan Administrator, State Street Bank and Trust Co. is the Trustee for the Plan, Banco Santander is a pass through Trustee and Hewitt Associates LLC is the Record Keeper. The following description of the Plan reflects all Plan amendments as of December 31, 2004 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

(a)	General

The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Internal Revenue Code of 1994 (PR Code), as amended, covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

For financial statement purposes, the fair value of assets transferred from or to other plans are reflected as of the dates of transfer.

Investment fund options for the participants consist of 17 customized investment funds. The underlying assets of 14 of these funds are managed by the Vanguard Group of Investment Companies. The underlying assets of the EDS Small‑Cap Value Fund and the EDS International Value Fund are managed by Grantham Mayo Otterloo (GMO), and the EDS Stock Fund is managed by CitiStreet. In addition to the 17 customized funds, the Plan also provides a self‑directed brokerage account managed by Hewitt Financial Services. The Plan's Investment Committee is responsible for selecting the investment funds available for employee directed investments. The Plan is part of the EDS Defined Contribution Plans Master Trust (the Master Trust).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is made subject to Section 404(c) of ERISA and the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is not intended to qualify under the provisions of the United States Internal Revenue Code of 1986, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees.

Through its investment in the Master Trust, the Plan allows for 17 customized investment funds, 16 of which allow for participant direction of investment:

* * * *

The EDS Income Fund, which is a fixed income fund managed by Vanguard;

EDS Stock Fund, which consists of EDS common stock;

The EDS Bond Market Index Fund, the underlying asset of which is the Vanguard Institutional Total Bond Market Index Fund, a bond mutual fund;

The EDS Large-Cap Stock Index Fund, the underlying asset of which is the Vanguard Employee Benefit Index Fund, an index fund based on the Standard & Poor's 500 Composite Stock Price Index;

7                                                                       (Continued)

* * * * * * * * * * * * *

The EDS Small-Cap Stock Index Fund, the underlying asset of which is the Vanguard Extended Market Index Fund, an index fund based on Wilshire 4500 Index;

The EDS International Stock Index Fund, the underlying asset of which is the Vanguard Total International Stock Fund, a composite fund comprised of stock mutual funds investing in foreign companies;

The EDS Inflation Protection Bond Fund, the underlying asset of which is the Vanguard Inflation-Protected Securities Fund, a fund of bonds and inflation-indexed securities;

The EDS Long-Term Bond Fund, the underlying asset of which is the Vanguard Long-Term Corporate Fund, a long-term bond fund;

The EDS Large-Cap Value Fund, the underlying asset of which is the Vanguard Windsor II Fund, a value stock mutual fund;

The EDS Large-Cap Growth Fund, the underlying asset of which is the Vanguard U.S. Growth Fund, a growth stock mutual fund;

The EDS Small-Cap Value Fund, the underlying asset of which is the GMO Small-Cap Value Fund, a value stock mutual fund;

The EDS Small-Cap Growth Fund, the underlying asset of which is the Vanguard Explorer Fund, an aggressive growth stock fund;

The EDS International Value Fund, the underlying asset of which is the GMO International Intrinsic Value Fund, a value stock mutual fund investing in foreign companies;

The EDS International Growth Fund, the underlying asset of which is the Vanguard International Growth Fund, a growth stock mutual fund investing in foreign companies;

The EDS Conservative Portfolio, a conservative mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund, the EDS Bond Market Index Fund and the EDS Income Fund;

The EDS Moderate Portfolio, a moderate mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund; and

The EDS Aggressive Portfolio, a more aggressive mix of the EDS Large-Cap Stock Index Fund, the EDS Small-Cap Stock Index Fund, the EDS International Stock Index Fund and the EDS Bond Market Index Fund.

Fees for recordkeeping and trustee services are paid out of Plan assets.

8                                                                       (Continued)

(b)	Contributions

Contributions to the Plan are made on a pre‑tax basis. Participants may elect to defer between 1% and 10% of their total compensation subject to: (1) a maximum annual contribution of the lesser of $8,000 or 10% of the participant's annual compensation; and (2) PR Code limitations imposed to ensure that highly compensated employees do not defer a disproportionately higher percentage than non‑highly compensated employees.

Beginning March 1, 2004, the Company matches 100% of employee contributions up to 6% of an employee's salary. Prior to this date, the Company matched 25% of employee contributions up to 6% of an employee's salary. The matching contributions are made in EDS stock, which is restricted from trade for two years from the trade date of the matching contribution (see note 9).

(c)	Withdrawals

Withdrawals are allowed under certain circumstances. Hardship withdrawals are available once a participant has exhausted all other available financial resources, including Plan loans. Upon the approval of the Plan Administrator, a participant may withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other Plan requirements for withdrawal. In addition, participants age 59½ or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

(d)	Participant's Individual Account

The participant's individual account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participant's pro-rata mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

The participant determines the percentage of the investment contributed to one or more of the investment funds as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

(e)	Vesting

Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service, and in 20% increments for each year of service thereafter. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2004 and 2003, total forfeitures used to offset Company contributions were $583 and $949, respectively.

9                                                                       (Continued)

(f)	Payment of Benefits

On separation of service, age 59½, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account. Eligible participants may elect distribution in the form of a 50% or 100% joint and survivor nontransferable annuity contract purchased on his/her behalf from an insurance company or a single life annuity contract purchased on his/her behalf from an insurance company. Other eligible participant distribution options include a lump sum cash distribution, EDS whole stock certificates (for any amount so invested) or periodic payments in monthly, quarterly, or semi‑annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

(g)	Loans (Loan Fund)

Upon written application of a participant, the Plan Administrator may direct the Trustee to make a loan to the participant. The amount of any such loan is limited to 50% of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. The interest rate on loans is based on the published prime rate on the 15th day of the month prior to each participant's application. The interest rates on loans outstanding were 5.50% at December 31, 2004, and ranged from 5.25% to 8.75% at December 31, 2003.

(h)	Net Assets Transferred From Other Plans

Net assets transferred from other plans is comprised of participant rollovers from other plans.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Investments

The Plan holds an undivided investment in the Master Trust (see note 4). Investments in the Master Trust are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value. Investments in the Income Fund are valued at contract value which approximates fair value and represent contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex‑dividend date.

10                                                                       (Continued)

(c)	Benefits

Benefits are recorded when paid.

(d)	Contribution Refunds

Refunds of excess participant deferrals to be made subsequent to the Plan's year end under PR Code Section 1165(e) are recorded on an accrual basis.

(e)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(3)	Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its board of directors, subject to the provisions of ERISA.

(4)	Interest in EDS Defined Contribution Plans Master Trust

Substantially all of the Plan's investments are in the Master Trust, which was established on May 15, 2002, for the investment of assets of the Plan. The assets of the Master Trust are held by State Street Bank and Trust Company (Trustee). At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 0.02% and 0.03%, respectively. Investment income or loss related to the Master Trust is allocated to the individual plans based upon earnings or losses and dividends received from assets held in the respective funds underlying the Master Trust. Investment management fees vary by fund, whereas administrative costs are applied proportionately to all funds. The expense ratios for the EDS Conservative Portfolio, EDS Moderate Portfolio, and EDS Aggressive Portfolio are weighted averages of the fees for the component funds.

11                                                                       (Continued)

The following table presents the fair values of investments by significant investment type for the Master Trust at December 31, 2004 and 2003:

	2004	2003
Investments at fair value:
Income Fund, primarily at contract value, which approximates fair value	$ 445,714,256	465,387,130
Cash equivalents	4,029,026	4,425,452
Investments in stocks, at quoted market prices	305,989,462	315,529,799
Investments in mutual funds, at quoted market prices	2,209,439,995	2,036,949,574
Investment in self-directed brokerage accounts, at fair value:
Cash equivalents	4,743,575	3,722,349
Mutual funds	44,121,684	29,785,398
Investments, excluding loan fund	3,014,037,998	2,855,799,702
Loan Fund, at unpaid principal balance, which approximates fair value	64,401,995	60,391,435
Total investments	$3,078,439,993	2,916,191,137

Investment income for the Master Trust is as follows:

	Year ended December 31,
	2004	2003
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common stock	$ (59,172,251)	(51,106,891)
Mutual funds	256,241,488	518,233,588
Interest	21,699,703	23,358,354
Dividends	21,170,347	20,572,349
Net realized gain from self-directed brokerage accounts	7,686,047	10,595,258
Total investment income	$ 247,625,334	521,652,658

(5)	Investments

The EDS Income Fund invests in managed structured investment contracts. Under these arrangements, the Plan enters into a benefit-responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and interest. The crediting rate of interest at December 31, 2004 and 2003 ranged from 1.93% to 7.16% and from 0.98% to 6.65%, respectively. The average yield at December 31, 2004 and 2003 is 4.23% and 4.20%, respectively. There were no contracts entered into with interest rates less than zero and no valuation allowance was recorded against any of the investment contracts.

12                                                                       (Continued)

(6)	Related-Party Transactions

As stated in note 1, the EDS Stock Fund consists of EDS common stock. Administrative expenses consist primarily of fees paid to the Trustee and Record Keeper.

(7)	Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated May 18, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Code (PR Code). The Plan and related trust are being operated in substantial compliance with the applicable requirements of the PR Code and DOL rules and regulations.

(8)	Plan Amendment

Effective March 1, 2004, the Plan's matching contribution formula was amended to make Employer contributions 100% (from 25% prior to March 1, 2004) of up to 6% of total compensation.

(9)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan's undivided interest in the EDS Stock Fund, a nonparticipant‑directed investment, are set out below. At such time that the EDS stock contributions made in‑kind as the Employer match are no longer subject to any restrictions, the participant then directs the investment of such investments. The Employer made in-kind contributions are restricted for a period of two years (except for participants who have reached age 55 and have 10 years of service).

	Year ended December 31,
	2004	2003
Net assets - beginning of year	$ 63,785	46,252
Changes in net assets:
Contributions	27,542	18,819
Dividends	951	1,671
Net appreciation (depreciation)	(1,993)	17,136
Benefits paid to participants	(19,409)	(17,179)
Transfers to participant-directed investments	(3,225)	(2,914)
Net assets - end of year	$ 67,651	63,785

13                                                                       (Continued)

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per financial
statements	$ 665,246	975,686
Amounts allocated to participants as deemed distributions	(1,605)	--
Net assets available for benefits per Form 5500	$ 663,641	975,686

The following is a reconciliation of the changes in net assets available for benefits per the financial statements for the year ended December 31, 2004 to Form 5500:

Total deductions from net assets attributed to benefits paid and withdrawals per financial statements	$ 427,577
Plus amounts allocated to participants as deemed distributions at December 31, 2004	1,605
Total expenses per Form 5500	$ 429,182

EDS PUERTO RICO SAVINGS PLAN
 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Party	Maturity Date	Rate of Interest	Number of Shares or Units	Current/ Contract Value
Loan Fund*	--	5.50%	--	$ 3,918

*Party in interest

See accompanying report of independent registered public accounting firm.